                                                      Exhibit 99.B(d)(2)(W)(iii)

[ING FUNDS LOGO]


February 25, 2005


ING Investment Management Advisors B.V.
Attention: Hanneke Ketellapper
Prinses Beatrixlaan 15
The Hague, The Netherlands


Dear Ms. Ketellapper:

On Thursday, January 6, 2005, the Board of Trustees of ING Investors Trust voted to replace ING Investment Management Advisors B.V. as Portfolio Manager to ING Developing World Portfolio. Thus, the Portfolio Management Agreement (the "Agreement") with ING Investment Management Advisors B.V. will terminate in accordance with Section 15 of the Agreement. J.P. Morgan Investment Management Inc. will assume portfolio management duties effective April 29, 2005.

In the interim, we will be contacting you to facilitate a smooth transition. Further, the Board of Trustees has mandated that the incoming and outgoing portfolio managers work together to facilitate an orderly transition that will minimize transaction costs and market impact to shareholders. I know we can count on your cooperation in this regard.

Finally, on a personal note, I want to thank you and your team for all your support throughout this process. We continue to value our relationship with your firm.


Very truly yours,

/s/ James M. Hennessy

James M. Hennessy
President and Chief Executive Officer
ING Investors Trust


7337 E. Doubletree Ranch Rd.     Tel: 480-477-3000           ING Investors Trust
Scottsdale, AZ 85258-2034        Fax: 480-477-2744
                                 www.ingfunds.com